Exhibit 99.2

Alpha and Omega Semiconductor Limited
Prepared Remarks for the Investor Conference Call
for the Quarter Ended September 30, 2021

November 4, 2021

Gary Dvorchak (Moderator)

Good afternoon, everyone, and welcome to Alpha and Omega Semiconductor’s conference call to discuss fiscal 2022 first quarter financial results.  I am Gary Dvorchak, Investor Relations representative for AOS.  With me today are Dr. Mike Chang, our CEO, Stephen Chang, our President, and Yifan Liang, our CFO.  This call is being recorded and broadcast live over the Web.  A replay will be available for seven days following the call via the link in the Investor Relations section of our website.

Our call will proceed as follows.  Mike will begin with strategic highlights.  Then, Stephen will provide business updates and a detailed segment report.  After that, Yifan will review the financial results and provide guidance for the December quarter.  Finally, we will have the question-and-answer session.

The earnings release was distributed over wire services today, November 4, 2021, after the close of market.  The release is also posted on the company's website.  Our earnings release and this presentation include certain non-GAAP financial measures.  We use non-GAAP measures because we believe they provide useful information about our operating performance that should be considered by investors in conjunction with the GAAP measures that we provide. A reconciliation of these non-GAAP measures to comparable GAAP measures is included in the earnings release.

We remind you that during this conference call, we will make certain forward-looking statements, including discussions of the business outlook and financial projections.  These forward-looking statements are based on management's current expectations and involve risks and uncertainties that could cause our actual results to differ materially from such expectations.  For a more detailed description of these risks and uncertainties, please refer to our recent and subsequent filings with the SEC.  We assume no obligations to update the information provided in today's call.

Now, I will turn the call over to our CEO, Dr. Mike Chang, to provide strategic highlights.  Mike?

Mike Chang (Chief Executive Officer)

Thanks, Gary.  I would like to welcome everyone to today's call.  I am excited to be speaking with all of you again today.

In a moment I will review the operating highlights of the September quarter, which were strong.  Before I do that, I want to highlight an important milestone in the history of AOS, and what it means in a broader context.  Today you see that we earned over $1 per share on a non-GAAP basis.  We believe this legitimately reflects real economic earnings power of over $4 per share annually.

Why do we think this earnings power is sustainable?  Because of the earnings momentum we have demonstrated over the past two years; because of the achievement of this milestone; and because of our prospects for growth in the years ahead.  Yes, we are in a cyclical industry, so our EPS on a quarterly basis will fluctuate, but in most quarters we believe that a quarterly EPS of more than $1.00 is achievable, and when you levelize our earnings, we believe that $4 to $5 per share is the annual earnings power of the business we have built.

Think about what we have achieved over the years!  We have developed new silicon and packaging platforms to expand our SAM and offer higher performance products.  We broadened our DMOS technology to cover a full range of voltage applications and have established a strong Power IC portfolio in addition to a line-up of IGBT and module solutions.  This has allowed us to diversify beyond our computing base into consumer, communications, and industrial markets.  This has led to the success we see today in smartphones, home appliances, and next generation computing applications. We have also engaged with our customers, strengthened relationships, and have become their trusted strategic partner.  We count among our expanding customer base some of the most well-known, sophisticated, and successful electronics companies in the world, giants that are leaders in mobile phones, computing, and gaming.

All this work translates not only into earnings, but into earnings power.  Our product portfolio is outstanding, but our R&D capability is even more valuable because it will keep our product line fresh, competitive and relevant in the years ahead.  Our design wins are wonderful, but our sales and marketing teams are even more valuable, because they will drive more design wins in the years ahead.  Our production capacity is state of the art, but our production teams mean more to us, because they will ensure we continue to be state-of-the-art a decade from now.  That is the difference between earnings, which can come and go in our industry, and earnings power, which is a long-term source of value. When we look at our company, we see valuable earnings power of $4 to $5 a share annually.  We intend to build an even better organization and grow that earnings power even more.  With our stock price in the mid-$30 range, the market is assigning a multiple of only 7 to 9 times our clearly demonstrated earnings power!

Today we celebrate this milestone of earning $1 a share in a single quarter.  The joy our team has today is justified, but it is also just the beginning.  Earnings power does not come on a single day or a quarter, it comes from a lifetime of work.  This milestone has energized our team to serve our customers even better, make our products even more competitive, and to create even more value for our shareholders.  In this long-term effort, we thank all of you for your confidence in us and your support.

Now, let’s me turn to other important highlights of the quarter.

First fiscal quarter results were strong across the whole P&L.  Revenue was $187 million, non-GAAP gross margin was 35.3% and non-GAAP earnings per share were $1.06.  We delivered double-digit growth in each of our market segments with record quarterly revenue, excellent profitability, and outstanding bottom-line performance.

Let me update you on a critical issue: how we are dealing with the supply chain constraints in the broader semiconductor industry.  We are expanding our production capacity in our Oregon fab, ramping production in our JV fab in Chongqing, and leveraging our relationships with our foundry partners to secure wafer supply.  Stephen will provide more details on our strategy later on this call.  We believe we are doing an outstanding job in managing the industry-wide supply chain constraints.  We want to be sure we minimize any interruptions to our customers.  While our own supply is tight, we are in an excellent position to access both internal and external capacity to support our business.

In summary, this strong quarter once again proves the strength of the team we have at AOS.  I am very proud of and thankful for our team's execution and tireless work. We continue to believe that we have the right foundation for long-term growth and the right technology in place to ensure that we are successful in scaling our business.  More importantly, we have the people and capabilities to ensure that our earnings power expands even more in the years ahead.  We are on track to achieve our mission of being a trusted technology partner and a global supplier of a broad portfolio of power semiconductors.

Now, I will turn the call over to Stephen for an update on our business and a detailed segment report.  Stephen?

Stephen Chang (President)

Thank you, Mike, and good afternoon, everyone.  I will start with an update on our business and then provide detailed segment highlights for the September quarter.

As Mike noted in discussing our earnings power, our products, revenue, and market share today are but a point in time, but the capability we have built ensures we can maintain and continue this leadership for years, if not decades, to come.  Our technical expertise enables us to develop a broader variety of power discrete and power IC technology platforms. We invest in core competences of silicon, packaging, and ICs as the foundation of our product technology.  This allows us to expand our product offerings and deliver complete power solutions for more target applications.  Over the years, we have evolved from a component supplier to a solution provider.  We have become a valued supplier to multiple tier-1 customers.  We sell into the #1 global smartphone maker, #1 gaming console manufacturer, #1 global home appliance manufacturer, and #1 power tool provider.

In the September quarter, in several end markets, demand for our products was greater than we could fulfill.  To manage these component shortages, we strategically shifted production to meet customer needs while driving growth in both revenue and gross margin.  Furthermore, we are relentlessly focused on customer engagement.  This focus on strategic customers enables us to leverage the current environment to stay closer to tier-one customers, optimize product mix and capacity allocation, and deliver strategic value to those customers.  Like our industry peers, we are managing longer lead times and limited component availability, but we believe that our competitive market position, strong customer relationships and supply chain responsiveness enable us to meet these commitments.

We are taking a three-pronged approach to grow our capacity to meet the growing demand for our products:

•
First, we are expanding capacity and enhancing the technological sophistication of our Oregon fab.  We will invest approximately $100 million, including $20 million to upgrade our capabilities and $80 million to expand capacity.  When complete, we believe this expansion will enable us to generate an additional $70 million in annual revenue.  We expect the new capacity to come online in the December quarter of 2022.

Importantly, we expect the investments to strengthen our competitive advantage in our target markets.  This is a part of our long-term strategic plan for sustainable growth and technology improvement.  With current challenges in the semiconductor industry, especially the global capacity shortages, we want to own and control our supply chain as much as possible.

•
Second, the Phase I capacity ramp at our JV fab in Chongqing is complete.  We reached the target run rate of $150 million of annualized revenue in the September quarter.  The JV company is well into the process of determining how it will implement Phase 2.

•	Third, we have close relationships with multiple foundry partners, and are actively working with them for additional wafer supply.

Now, let me drill down into each of our business segments.  Unless otherwise noted, the following figures refer to the September quarter of 2021.

Let’s start with Computing. Revenue was up 17.5% year over year and up 1.5% sequentially.   This segment represented 42% of our total revenue.  As expected, end demand for our products was strong. To best allocate capacity, we shifted resources and production to support the Computing segment, especially notebook, tablet, and desktop applications.  On the other hand, the graphic card business was temporarily down sequentially as we strategically shifted production capacity to support other segments in the face of component shortages.

Looking ahead, we expect Computing revenue to be up modestly in the December quarter.  We expect strong demand to continue at our ODM customers for desktop. In addition, we expect our graphic card business to rebound and grow significantly from the September quarter level.  This will be partially offset by a slight decline in notebook as we allocate our resources to support growth in our desktop and graphic cards.

Turning to the Consumer segment, which was 21.8% of total revenue, up 11.4% year-over-year and up 8.9% sequentially. This segment played out as expected.  Gaming grew double-digits due to both share gain and system growth at a major customer with both our MOSFET and Power IC products in multiple sockets.  Our overall home appliance business also demonstrated solid growth across different geographies.  We shipped higher volumes of module solutions to key home appliance customers in Korea, China, and Japan.  Looking to the December quarter, we expect the Consumer segment to increase by a low single-digit percentage, with strength in gaming and home appliances.

Next, let’s discuss the Communications segment, which was 13.8% of total revenue, up 26.8% year-over-year and up 13.9% sequentially.  This segment also played out as expected, as demand for battery protection was strong at two of our global smartphone customers to support the launch of new models.  That said, our shipments to China declined due to an inventory clean-up in the quarter.  For the December quarter, we expect Communications segment sales to decrease by mid-single digits sequentially.  While the major smartphone players in Korea and the U.S. are expected to reach peak production in the December quarter, we expect China's smartphone shipments to decline as smartphone manufacturers are navigating the component shortage.  We continue to believe we are in an excellent position for growth in battery protection over the next couple of quarters as we have secured designs at all the major global smartphone makers.

Finally, let’s talk about the Power Supply and Industrial segment, which accounted for 20.3% of total revenue.  This segment was up 51.5% year-over-year and up 4.6% sequentially.  The solid growth was due to a couple of factors.  First, the demand for AC-DC power supplies for laptop adaptors was strong with incremental medium-voltage design engagement with major power supply customers in Taiwan.  Second, demand for our industrial solutions from a major power tool customer in the U.S. was strong. Power tools is an emerging application for us with great synergy given our product strengths in low and medium voltage products targeting battery management and brushless DC motors.  Looking ahead, we expect this Power Supply and Industrial segment to decrease slightly in the December quarter due largely to the temporary slow-down in our AC-DC power supply business attributable to end system production shortages and offset by growth in solar power.

In sum, we are off to a great start to fiscal year 2022.  Our business momentum continues, and we have the right strategy in place, which is generating strong results.  Despite the ongoing industry-wide semiconductor component shortages, we are working diligently to deliver products to our customers.  Our track record of consistent execution gives us confidence in our ability to capitalize on the many growth opportunities ahead of us.

With that, I will now turn the call over to Yifan for a discussion of our fiscal first quarter financial results and our outlook for the next quarter.

Yifan Liang (Chief Financial Officer)

Thank you, Stephen.  Good afternoon, everyone, and thank you for joining us. Unless otherwise noted, the following figures refer to the September quarter of 2021.

Revenue was $187.0 million, up 5.5% from the prior quarter and up 23.4% from the same quarter last year.

In terms of product mix, DMOS revenue was $130.7 million, up 2.7% sequentially and up 14.3% year-over-year.  Power IC revenue was $52.3 million, up 12.5% from the prior quarter and up 51.9% from a year ago.  Assembly service revenue was $4.0 million as compared to $3.6 million last quarter and $2.7 million for the same quarter last year.

Non-GAAP gross margin was 35.3%, up from 34.9% in the prior quarter and up from 29.0% in the same quarter last year.  The quarter-over-quarter increase in non-GAAP gross margin was mainly driven by better product mix.  Non-GAAP gross margin excluded $0.8 million of amortization of purchased IP each for the September quarter, the prior quarter, and the same quarter last year.  In addition, non-GAAP gross margin excluded $0.6 million of share-based compensation charges, as compared to $0.6 million for the prior quarter and $0.4 million for the same quarter last year.

Non-GAAP operating expenses were $35.1 million, compared to $32.8 million for the prior quarter and $28.6 million for the same quarter last year.  The quarter-over-quarter increase was primarily due to higher variable compensation accruals this quarter to reward our outstanding financial performance.  Non-GAAP operating expenses excluded $4.1 million of share-based compensation charges and $0.4 million of legal expenses related to the government investigation.  This compares to $4.8 million of share-based compensation charges and $0.6 million of legal expenses related to the investigation for the prior quarter, as well as $2.5 million of share-based compensation charges and $1.1 million of legal expenses related to the investigation for the same quarter last year.

Income tax expense was $1.3 million, compared to $1.2 million for the prior quarter and $1.0 million for the same quarter last year.

Non-GAAP EPS attributable to AOS was $1.06 per share as compared to 95 cents for the prior quarter and 55 cents for the same quarter last year.

Now let’s look at cash flow.  On a stand-alone basis—not including the JV--AOS generated $84.4 million of GAAP operating cash flow; $44.2 million was from operations, and $40.2 was net customer deposits to secure capacity.  The non-deposit operating cash flow grew nicely: in the June quarter we generated $22.6 million, and non-deposit cash flow in the same quarter a year ago was $12.7 million.

Looking to Chongqing, GAAP operating cash flow used by the JV Company was $3.8 million, compared to $11.6 million of cash flow provided by the JV Company in the prior quarter and $2.9 million of cash flow used by the JV Company in the same quarter last year.

Consolidated EBITDAS was $45.3 million, compared to $40.9 million for the prior quarter and $27.6 million for the same quarter last year.  EBITDAS attributable to AOS was $39.9 million as compared to $33.6 million for the prior quarter and $22.2 million for the same quarter last year.  EBITDAS for the JV Company was $3.4 million, as compared to $7.8 million for the prior quarter and $4.6 million for the same quarter last year.

Now let’s look at the balance sheet.

We completed the September quarter with cash balance of $252.5 million, including $231.6 million at AOS and $20.9 million at the JV Company.  This compares to $202.4 million at the end of last quarter, which included $164.9 million at AOS and $37.5 million at the JV Company.  Our cash balance a year ago was $154.7 million, including $112.7 million at AOS and $42.0 million at the JV Company.

The bank borrowing balance was $159.2 million, including $22.2 million at AOS and $137.0 million at the JV Company.  During the quarter, AOS and the JV Company repaid $2.1 million and $4.3 million of existing term loans, respectively.

Net trade receivables were $39.3 million, as compared to $35.8 million at the end of the prior quarter and $26.3 million for the same quarter last year.  Days Sales Outstanding for the September quarter were 27 days, compared to 26 days in the prior quarter.

Net inventory was $163.4 million at quarter-end, up from $154.3 million last quarter and up from $137.7 million in the prior year.  Average days in inventory were 117 days for the quarter, compared to 115 days in the prior quarter.

Net Property, Plant and Equipment was $441.3 million, slightly up from $437.0 million last quarter and up from $421.6 million last year.  Capital expenditures were $23.9 million for the quarter, including $15.5 million at AOS and $8.4 million at the JV Company.

Now I would like to discuss December quarter guidance.

We expect:

•	Revenue to be approximately $188 million, plus or minus $3 million.
•
GAAP gross margin to be 34.8% plus or minus 1%.  We anticipate non-GAAP gross margin to be 35.5% plus or minus 1%.  Non-GAAP gross margin excludes $0.8 million amortization of acquired IP and $0.6 million of estimated share-based compensation charges.

•
GAAP operating expenses to be in the range of $39.3 million plus or minus $1 million.  Non-GAAP operating expenses are expected to be in the range of $34.5 million plus or minus $1 million.  Non-GAAP operating expenses exclude $4.3 million of estimated share-based compensation charges and $0.5 million of estimated legal expenses relating to the government investigation.

•	Income tax expense to be approximately $1.2 million to $1.4 million.
•	Loss attributable to non-controlling interests to be approximately $0.5 million.

Before we open the line for questions, I will turn the call back to Stephen.  He will briefly discuss a shareholder proposal to be voted on at the upcoming annual shareholder meeting.  Stephen?

Stephen Chang (President)

We want to call your attention to a proposal coming up for a vote at our annual shareholder meeting next week.  As described in the proxy statement for the annual meeting, Proposal #3 requests an additional one million shares to be authorized under our equity incentive plan.  We understand that ISS has recommended a vote against the proposal, primarily for certain technical reasons outlined in our proxy supplement filed with the SEC.  We are encouraging our shareholders to vote FOR the proposal.  As explained in our proxy statement and supplements, we expect to use these additional shares to incentivize our hard-working non-executive employees. These additional shares will only be earned if the company achieves certain revenue growth criteria and stock price appreciation over a multi-year period, which directly benefits shareholders despite the potential dilution.

Our employees show up every day and work diligently to create and sustain the earnings power that Mike described at the start of our call.  We want to motivate our people to stay and participate in the wealth creation they enable.  Technology companies like AOS face intense competition for talent, and therefore, equity incentive awards are critical for us to retain our best employees.  All of us share a common interest in offering meaningful performance incentives to the broadest range of employees possible.

You can learn more about our reasoning for the proposal in our proxy filings.  We hope you agree and will vote FOR proposal 3.

With that, we will now open the call for questions.  Operator, please start the Q&A session.

Closing:
This concludes our earnings call today.  Thank you for your interest in AOS, and we look forward to talking to you again next quarter.

Important Additional Information Filed with the SEC

This prepared remark may be deemed to be solicitation material in respect of the solicitation of proxies from shareholders in connection with the Company’s 2021 Annual Meeting of Shareholders (the “Annual Meeting”). The Company and its directors and certain executive officers are deemed participants in the solicitation of proxies from shareholders in connection with the Annual Meeting.  On October 1, 2021, the Company filed a definitive proxy statement relating to the Annual Meeting and has mailed the Annual Report, the proxy statement and other proxy materials to its security holders (the “Proxy Statement”), which was supplemented by a proxy supplement filed on October 25, 2021 (the “Proxy Supplement”).  The Proxy Statement and Proxy Supplement contain important information regarding the participants in the solicitation and proposals submitted to the shareholders for approval at the Annual Meeting, including the proposal to increase the number of shares available under the Company’s 2018 Omnibus Incentive Plan by 1,000,000 shares.

Shareholders of the Company are advised to read the Proxy Statement and Proxy Supplement prior to voting at the Annual Meeting. Shareholders of the Company may obtain, free of charge once they become available, copies of the Proxy Statement, Proxy Supplement and other documents filed by the Company with the SEC at the internet website maintained by the SEC at www.sec.gov. These documents may also be obtained free of charge by visiting the Company’s website (www.aosmd.com) in the investor relations section.

Special Notes Regarding Forward Looking Statements

This script contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance.  These forward looking statements include, without limitation, statements relating to projected amount of revenues, gross margin, operating expenses, operating income, tax expenses, net income, noncontrolling interest and share-based compensation expenses, the ability to maintain earnings power and shareholder values; statements regarding expected financial performance of market segments; the global capacity shortage and the Company’s ability to maintain capacity; the ability of the JV Company to support market demand and growth; the expansion plan at the Oregon fab; fluctuation in customer demand and market segments; the execution of our business plan and strategies; and other information regarding the future development of our business. Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the impact of COVID-19 pandemic on our business operation; our ability to successfully operate our joint venture in China; our ability to develop and succeed in the digital power business; difficulties and challenges in executing our diversification strategy into different market segments; new tariffs on goods from China; ordering pattern and seasonality; our ability to introduce or develop new and enhanced products that achieve market acceptance; decline of the PC industry and our ability to respond to such decline; the actual product performance in volume production, the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, the state of semiconductor industry and seasonality of our markets, our ability to maintain factory utilization at a desirable level; and other risks as described in our SEC filings, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2021 filed by AOS on August 30, 2021. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements.  Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements.  You should not place undue reliance on these forward-looking statements.  All information provided in this press release is as of today's date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.